UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

:
:
In the Matter of	:
:
AMERICAN ELECTRIC POWER COMPANY, INC.	:	CERTIFICATE OF
Columbus, Ohio 43215	:	NOTIFICATION
:
(70-5943)	:
:
Public Utility Holding Company Act of 1935	:
:

THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated October 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated October 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from January 1, 2005 through March 31, 2005, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of EquiServe Trust Company, N.A. (“EquiServe”)], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, EquiServe, as Agent under the Plan, purchased on the open market for the accounts of participants a total of 291,276 shares of the Company's Common Stock, at a total purchase price of $9,984,299.72. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

                    AMERICAN ELECTRIC POWER COMPANY, INC.

                    By: /s/ Thomas G. Berkemeyer
                    Thomas G. Berkemeyer
                    Assistant Secretary

Dated: May 10, 2005

SCHEDULE I
To
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
FOR THE PERIOD JANUARY 1 - MARCH 31, 2005

TRANSACTIONS THIS PERIOD:

ORIGINAL ISSUE SHARES:
PERIOD	SHARES ISSUED	PRICE PER SHARE	TOTAL PURCHASE PRICE
TOTAL O/I PURCHASE	-0-		$-0-

OPEN MARKET PURCHASES:

DATE	SHARES PURCHASED	AVERAGE PRICE PER SHARE	TOTAL PURCHASE PRICE
01/04/05	8,712	34.187	$297,837.14
01/11/05	3,690	33.546	123,784.74
01/18/05	3,343	34.889	116,633.93
01/25/05	8,205	33.775	277,123.88
02/01/05	7,510	35.587	267,258.37
02/08/05	5,163	35.170	181,582.71
02/15/05	4,946	34.610	171,181.06
02/22/05	3,793	32.897	124,778.32
03/01/05	6,016	33.721	202,865.54
03/07/05	31,445	34.619	1,088,594.46
03/08/05	7,067	34.748	245,564.12
03/08/05	31,633	34.413	1,088,586.43
03/09/05	31,755	34.282	1,088,624.91
03/10/05	32,059	33.957	1,088,627.46
03/11/05	31,789	34.245	1,088,614.31
03/14/05	32,326	33.954	1,097,597.00
03/15/05	30,507	34.587	1,055,145.61
03/15/05	2,721	34.171	92,979.29
03/22/05	5,078	33.592	170,580.18
03/29/05	3,518	33.070	116,340.26
TOTAL O/M PURCHASE	291,276		$9,984,299.72

PAGE TWO
SCHEDULE I to CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
FOR THE PERIOD JANUARY 1 - MARCH 31, 2005

CUMULATIVE SUMMARY OF TRANSACTIONS:

ORIGINAL ISSUE SHARES:

	SHARES ISSUED	TOTAL PURCHASE PRICE

Totals from last report	47,773,594	$1,008,340,148.37
Transactions this period	-0-	-0-
Total Original Issue Shares	47,773,594	$1,008,340,148.37

OPEN MARKET PURCHASES:
	SHARES PURCHASED	TOTAL PURCHASE PRICE

Totals from last report	29,723,085	$936,401,737.42
Transactions this period	291,276	9,984,299.72
Total Open Market Shares	30,014,361	$946,386,037.14